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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eLoyalty Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
290151307
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	290151307	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Kelly D. Conway

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		485,965*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		485,965*

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

485,965*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Inclues 3,862 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP NO. 290151307	13G	Page 3 of 5 Pages

Item 1(a):	Name of Issuer:

eLoyalty Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices:

150 Field Drive
Suite 250
Lake Forest, Illinois 60045

Item 2(a):	Name of Person Filing:

Kelly D. Conway

Item 2(b):	Address of Principal Business Office or, if none, Residence:

Kelly D. Conway
c/o eLoyalty Corporation
150 Field Drive
Suite 250
Lake Forest, Illinois 60045

Item 2(c):	Citizenship:

United States of America

Item 2(d):	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e):	CUSIP Number:

270151307

Item 3:	Not Applicable

Item 4(a):	Amount Beneficially Owned:

485,965 shares (includes 3,862 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)

Item 4(b):	Percent of Class:

6.4%

CUSIP NO. 290151307	13G	Page 4 of 5 Pages

Item 4(c):	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:

485,965 shares

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or direct the disposition of:

485,965 shares

(iv) Shared power to dispose or direct the disposition of:

None

Item 5:	Ownership of Five Percent or Less of a Class:

N/A

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8:	Identification and Classification of Members of the Group:

N/A

Item 9:	Notice of Dissolution of Group:

N/A

Item 10:	Certifications:

N/A

CUSIP NO. 290151307	13G	Page 5 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	/s/ Kelly D. Conway
Kelly D. Conway